UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. 15

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf Eco Telecom Limited Suite 2 4 Irish Place Gibraltar (350) 41977	with a copy to: Vladimir Golosov OOO Alfa-Eco 21 Novy Arbat 121019 Moscow, Russia 7 (095) 202 8364	and a copy to: Vladimir Lechtman, Esq. Jones Day 51 Louisiana Avenue, N.W. Washington, D.C. 20001 (202) 879-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68370R109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ECO TELECOM LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization GIBRALTAR

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,263,102*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,263,102*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,263,102*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.0% of Common Stock

14.	Type of Reporting Person (See Instructions) OO, HC

*  Eco Telecom Limited also is the direct beneficial owner of 6,426,600 shares (100%) of VimpelCom’s (as defined herein) type-A voting preferred stock, which together with the total number of shares of VimpelCom’s common stock that Eco Telecom Limited beneficially owns represents 25% plus two shares of VimpelCom’s outstanding voting capital stock.  See Items 5 and 6 hereof.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ECO HOLDINGS LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALFA TELECOM LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,263,102*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,263,102*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,263,102*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.0% of Common Stock

14.	Type of Reporting Person (See Instructions) OO, HC

*  The Reporting Person also may be deemed to beneficially own 6,426,600 shares (100%) of VimpelCom’s type-A voting preferred stock, which together with the total number of shares of VimpelCom’s common stock that the Reporting Person may be deemed to beneficially own represent 25% plus two shares of VimpelCom’s outstanding voting capital stock.  See Items 5 and 6 hereof.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CTF HOLDINGS LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization GIBRALTAR

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,263,102*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,263,102*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,263,102*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.0% of Common Stock

14.	Type of Reporting Person (See Instructions) OO, HC

*  The Reporting Person also may be deemed to beneficially own 6,426,600 shares (100%) of VimpelCom’s type-A voting preferred stock, which together with the total number of shares of VimpelCom’s common stock that the Reporting Person may be deemed to beneficially own represent 25% plus two shares of VimpelCom’s outstanding voting capital stock.  See Items 5 and 6 hereof.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CROWN FINANCE FOUNDATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization LIECHTENSTEIN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,263,102*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,263,102*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,263,102*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.0% of Common Stock

14.	Type of Reporting Person (See Instructions) OO

*  The Reporting Person also may be deemed to beneficially own 6,426,600 shares (100%) of VimpelCom’s type-A voting preferred stock, which together with the total number of shares of VimpelCom’s common stock that the Reporting Person may be deemed to beneficially own represent 25% plus two shares of VimpelCom’s outstanding voting capital stock.  See Items 5 and 6 hereof.

Item 1.	Security and Issuer

Introductory Statement

This Amendment No. 7 to the Statement on Schedule 13D (this “Amendment”) relates to shares of common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), a Russian open joint stock company.  This Amendment No. 7 supplementally amends the initial Statement on Schedule 13D, dated June 11, 2001; Amendment No. 1 thereto, dated December 18, 2001; Amendment No. 2 thereto, dated February 11, 2002; Amendment No. 3 thereto, dated June 5, 2002; Amendment No. 4 thereto, dated November 27, 2002; Amendment No. 5 thereto, dated July 2, 2003; and Amendment No. 6 thereto, dated September 4, 2003 (collectively, the “Initial Statement” and together with the Amendment, the “Statement”), filed by certain of the Reporting Persons (as defined herein).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On August 19, 2004, Eco Holdings Limited (“Eco Holdings”) transferred 100% of its interests in Eco Telecom Limited (“Eco Telecom”) to Alfa Telecom Limited (“Alfa Telecom”) pursuant to a sale and purchase agreement between, among other parties, Eco Holdings and Alfa Telecom.  As a result of such transfer, and as of such date, Eco Holdings is no longer the beneficial owner of any of the shares of Common Stock.  CTF Holdings Limited (“CTF Holdings”) holds, directly or indirectly, a majority interest in both Alfa Telecom and Eco Holdings (as described in Item 2 hereof, which is hereby incorporated by reference into this introductory statement).  Therefore, notwithstanding such transfer of Eco Telecom from Eco Holdings to Alfa Telecom, CTF Holdings and Crown Finance (as defined below) may continue to be deemed to have beneficial ownership of the Common Stock held for the account of Eco Telecom.

The Initial Statement is hereby amended as follows.  Any statement contained in the Initial Statement shall be deemed to be modified or superceded for purposes of the Statement to the extent that a statement contained in this Amendment modifies or supercedes such statement therein.

Item 2.	Identity and Background
This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)            Eco Telecom Limited;

(ii)           Eco Holdings Limited;

(iii)          Alfa Telecom Limited;

(iv)          CTF Holdings Limited; and

(v)           Crown Finance Foundation.

This Statement relates to the shares of Common Stock held for the account of Eco Telecom.  The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 hereto.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar.  The principal business of Eco Telecom is to function as a holding company.  Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Eco Holdings is a Gibraltar company with its principal business address at 28 Irish Town, Gibraltar.  The principal business of Eco Holdings is to function as a holding company.  Current information concerning the identity and background of the directors and officers of Eco Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands.  The principal business of Alfa Telecom is to function as a holding company.  Alfa Telecom is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom.  Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar.  The principal business of CTF Holdings is to function as a holding company.  CTF Holdings holds a majority of the shares in Eco Holdings.  CTF Holdings is also the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”).  Collectively, the Holding Companies own a majority of the shares of Alfa Telecom.  As a consequence of its ownership interests in the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Telecom and may therefore be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom.  Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein.  The principal business of Crown Finance is investment and management of the assets and capital of the foundation.  Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom.  Current information concerning the identity and background of the directors and officers of Crown

Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons.  In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium.  Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Eco Holdings Supervisory Board” coordinates the strategic development of Eco Holdings and its controlled affiliates.  In certain instances, the Eco Holdings Supervisory Board issues recommendations regarding strategic business decisions related to Eco Holdings and its controlled affiliates.  Current information regarding the identity and background of the members of the Eco Holdings Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplementally amended as follows:

On August 19, 2004, Eco Holdings transferred 100% of its interests in Eco Telecom to Alfa Telecom pursuant to a sale and purchase agreement between, among other parties, Eco Holdings and Alfa Telecom.  The purchase price for such interests was $1,430,000,000, comprised of forgiveness of a loan from Alfa Telecom to Eco Holdings in the amount of $441,600,000, and a payment in the amount of $988,400,000.  Pursuant to a subscription agreement between Alfa Telecom and the shareholders of Eco Holdings, including CTF Holdings, Alfa Telecom issued to such shareholders shares in Alfa Telecom in return for capital contributions by such shareholders to Alfa Telecom in the aggregate amount of $988,400,000, which amount such shareholders received from Eco Holdings by way of a dividend.

Item 4.	Purpose of Transaction

The second paragraph of Item 4 as included in the original Statement on Schedule 13D, dated June 11, 2001, and as repeated as the fourth paragraph in Amendment 6 thereto, dated September 4, 2003, is hereby deleted and replaced with the following:

As a result of its acquisition of Eco Telecom, Alfa Telecom indirectly acquired the Common Stock and certain interests in VimpelCom’s subsidiary Joint Stock Company “VimpelCom-Region” (“VimpelCom-Region”).  This was done for investment purposes.  The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment.

As part of their effort to maximize the value of their investments in various telecommunication companies, including VimpelCom and VimpelCom-Region, the Reporting Persons may, from time to time, consider, evaluate, and propose various possible transactions involving VimpelCom or its subsidiaries, which could include, among other things:

(i)            the possible acquisition of additional securities of VimpelCom;

(ii)           the possible disposition of any securities of VimpelCom owned by them;

(iii)          possible extraordinary corporate transactions (such as a merger, consolidation, or reorganization) involving VimpelCom or any of its subsidiaries, including with other telecommunication companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

(iv)          the possible acquisition by VimpelCom or its subsidiaries of assets or interests in one or more telecommunication companies, including other telecommunication companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or operations by VimpelCom or its subsidiaries.

The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom, the general business and future prospects of VimpelCom, tax considerations, or other factors.

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 4 and 6 of the Statement is hereby incorporated by reference into this Item 5.  Item 5 is hereby amended and restated in its entirety as follows:

(a)           Eco Telecom is the direct beneficial owner of 5,263,102 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock, and each of the other Reporting Persons (except Eco Holdings, as described below) may be deemed the beneficial owner of the 5,263,102 shares of Common Stock and the 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom.  The 5,263,102 shares of Common Stock represent approximately 13.0% of VimpelCom’s outstanding Common Stock.  The 6,426,600 shares of VimpelCom Preferred Stock represent 100% of VimpelCom’s outstanding shares of Preferred Stock.  The 5,263,102 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock in the aggregate represent 25% plus two shares of the total number of VimpelCom’s outstanding voting capital stock.

Immediately following the planned consummation of the merger of VimpelCom-Region with and into VimpelCom (as discussed further in the Initial Statement), Eco Telecom is expected to be the direct beneficial owner of 12,563,782 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock, representing in the aggregate approximately 24.5% and 32.9% of VimpelCom’s total outstanding Common Stock and total outstanding voting stock, respectively, and each of the other Reporting Persons (except Eco Holdings, as described below) may be deemed the indirect beneficial owner of such shares.

As described in the Introductory Statement hereto, which is incorporated by reference into this Item 5, Eco Holdings is no longer the beneficial owner of any of the shares of Common Stock or VimpelCom Preferred Stock, including any of the shares of Common Stock or VimpelCom Preferred Stock held for the account of Eco Telecom.

Currently, 23,379,415 shares of voting capital stock of VimpelCom are subject to the VimpelCom Shareholders Agreement (as defined in the Initial Statement and filed as an exhibit thereto), constituting in the aggregate 50% plus fifteen shares of VimpelCom’s total issued and outstanding voting stock.  Neither the filing of the Initial Statement or this Amendment nor any of the contents of either will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than the 5,263,102 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock as described above), for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

To the best of the Reporting Persons’ knowledge, other than the Reporting Persons (not including Eco Holdings, as discussed above), none of the persons named in Item 2 beneficially owns any Common Stock.

(b)           Eco Telecom and Alfa Telecom may each be deemed to have sole power to direct the voting and disposition of the 5,263,102 shares of Common Stock and the 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom.

As a consequence of CTF Holdings’ indirect interests in Alfa Telecom, CTF Holdings and Crown Finance may be deemed to have the power to direct a majority of the shares of Alfa Telecom and therefore CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting of the 5,263,102 shares of Common Stock and the 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom.

The terms of the shareholders agreement among the Holding Companies and certain other shareholders of Alfa Telecom, however, provide that a decision with respect to the sale or disposition of an asset, such as the Common Stock or the VimpelCom Preferred Stock, or of an interest in an asset, by Alfa Telecom or its subsidiaries, such as Eco Telecom, where the fair market value of the asset or interest therein or the consideration paid therefor is more than $250 million, whether in respect of one transaction or a series of related transaction (a “Major Disposition”), requires the affirmative vote of 75% of the shareholders of Alfa Telecom.  As CTF Holdings’ indirect interests in Alfa Telecom currently account for only approximately 73.7% of the shares in Alfa Telecom, they do not provide CTF Holdings and Crown Finance with sufficient control to direct Alfa Telecom with respect to a Major Disposition.  Therefore, CTF Holdings and Crown Finance do not have the sole or shared power to direct the disposition of Common Stock and/or VimpelCom Preferred Stock held for the account of Eco Telecom with a value in excess of $250 million.  However, CTF Holdings and Crown Finance may be deemed to have sufficient control of Alfa Telecom to cause the disposition by Eco Telecom of Common Stock and/or VimpelCom Preferred Stock with a value equal to or less than such amount, and therefore may be deemed to have the sole power to direct the disposition of Common Stock and/or VimpelCom Preferred Stock held for the account of Eco Telecom with a value of $250 million or less.

However, pursuant to the shareholders agreement among the Holding Companies and certain other shareholders of Alfa Telecom, the Holding Companies, and therefore, indirectly, CTF Holdings and Crown Finance, have the right under certain circumstances to buy-out other shareholders in Alfa Telecom to the extent necessary to control decisions of Alfa Telecom related to a Major Disposition, including the disposition of the Common Stock and/or VimpelCom Preferred Stock with a value in excess of $250 million.  Were any such buy-out to occur, CTF Holdings and Crown Finance would be deemed to have the power, through the Holding Companies, to direct a sufficient number of shares of Alfa Telecom to control any disposition by Eco Telecom of Common Stock and/or VimpelCom Preferred Stock irrespective of the value of the Common Stock and/or VimpelCom Preferred Stock to be disposed.  Therefore, at such time, CTF Holdings and Crown Finance would be deemed to have the sole power to direct the disposition of the 5,263,102 shares of Common Stock and the 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom.

As described in the Introductory Statement hereto Eco Holdings no longer has the sole or shared power to direct the voting and disposition of any shares of Common Stock, including any of the shares of Common Stock held for the account of Eco Telecom.

(c)           To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the persons named in response to Item 2.

(d)           To the best of the Reporting Person’s knowledge, no person other than Reporting Persons (not including Eco Holdings, as discussed above) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Eco Telecom.

(e)           Eco Holdings ceased to be the beneficial owner of more than five percent of the shares of Common Stock as of August 19, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Eco Telecom Sale and Purchase Agreement

Pursuant to the Sale and Purchase Agreement, dated August 19, 2004, between Eco Holdings, Alfa Telecom, CTF Holdings, and Grand Financial Holding S.A. (the “Eco Telecom Sale and Purchase Agreement”), Eco Holdings transferred 100% of its interests in Eco Telecom to Alfa Telecom, along with certain other assets.  In return for such interests in Eco Telecom and such other assets, Alfa Telecom agreed to pay to Eco Holdings $988,400,000 and to forgive certain debt of Eco Holdings owed to Alfa Telecom.  The transfer contemplated by the Eco Telecom Sale and Purchase Agreement was completed on August 19, 2004.

The preceding summary of certain provisions of the Eco Telecom Sale and Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit hereto.

Item 7.	Material to Be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2004	ECO TELECOM LIMITED

	By:	/s/ Pavel Kulikov
	Name:	Pavel Kulikov
	Title:	Attorney-in-Fact

Date: August 19, 2004	ECO HOLDINGS LIMITED

	By:	/s/ Pavel Kulikov
	Name:	Pavel Kulikov
	Title:	Attorney-in-Fact

Date: August 19, 2004	ALFA TELECOM LIMITED

	By:	/s/ Douglas Colombo
	Name:	Douglas Colombo
	Title:	Attorney-in-Fact

Date: August 19, 2004	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: August 19, 2004	CROWN FINANCE FOUNDATION

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Pavel Volitskiy Director (Russia)	Manager, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Eco Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy Director (United Kingdom)	Director of Grand Financial Holding S.A.	11 Boulevard Royale, L-2449 Luxembourg

Alla Koudriavtseva Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Franz Wolf Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address

Alla Koudriavtseva Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Christian Rosenow Director (Switzerland)	Financial Advisor	Talacker 35, 8001 Zurich Switzerland

Dr. Norbert Seeger Director (Liechtenstein)	Attorney, ArComm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address

Peter Aven Director (Russia)	President, OJSC Alfa Bank	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain Director (Russia)	Chief Executive Officer, LLC Alfa Eco	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinsky Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan Director (Russia)	Executive Director of TNK-BP Management	18/2, Schipok Street, 115093 Moscow, Russia

Alexander Kosiyanenko Director (Russia)	Chief Executive Officer, JSC Perekriostok	14817 Moscow Region, District of Mytischy, Paveltsevo Village, Russia

Alexey Kuzmichev Director (Russia)	Chairman of the Board of Directors, Alfa Eco Group	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034, Moscow, Russia

Alexei Reznikovich Director (Russia)	Director for Asset Management and Control, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034, Moscow, Russia

Alexander Savin Director (Russia)	Chief Executive Officer, Alfa Eco Group	12 Krasnopresenskaya Nab., World Trade Center 2, Entrance 7, 123610 Moscow, Russia

Members of the Eco Holdings Supervisory Board

Name/Title/Citizenship	Principal Occupation	Business Address

Mikhail Fridman Director (Russia)	Chairman of the Board of Directors, OJSC Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

German Khan Director (Russia)	Executive Director of TNK-BP Management	18/2, Schipok Street, 115093 Moscow, Russia

Alexey Kuzmichev Director (Russia)	Chairman of the Board of Directors, Alfa Eco Group	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034, Moscow, Russia

Alexei Reznikovich Director (Russia)	Director for Asset Management and Control, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3, 119034, Moscow, Russia

Alexander Savin Director (Russia)	Chief Executive Officer, Alfa Eco Group	12 Krasnopresenskaya Nab., World Trade Center 2, Entrance 7, 123610 Moscow, Russia

EXHIBIT INDEX

Exhibit 24.1	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation.

Exhibit 24.2

A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Eco Telecom Limited, incorporated herein by reference to Exhibit 24.2 to Amendment No. 3 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.3	A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Eco Holdings Limited.

Exhibit 99.1.	Joint Filing Agreement, dated as of August 19, 2004, by and among Eco Telecom Limited, Eco Holdings Limited, Alfa Telecom Limited, CTF Holdings Limited, and Crown Finance Foundation.

Exhibit 99.2	Sale and Purchase Agreement, dated as of August 19, 2004, between Alfa Telecom Limited, Eco Holdings Limited, CTF Holdings Limited, and Grand Financial Holding S.A.